Exhibit 99.1

GasLog Ltd. Announces Newbuild Financing Facility, Enhancements to Existing Facilities and Payment of Special Dividend of $0.38 per Common Share

Piraeus, December 16, 2019 -- GasLog Ltd. (“GasLog” or the “Company”) (NYSE: GLOG) announces that it has signed an Export Credit Agency-backed debt financing of $1.05 billion with twelve international banks for its current newbuilding programme (the “Newbuild Facility”). The Newbuild Facility covers the balance due to the shipyard on delivery and consequently the final instalments of the seven newbuildings are fully funded. Five of these seven newbuildings are scheduled to deliver from the yards into firm multi-year charters in 2020 and the remaining two into firm multi-year charters in 2021.

The key highlights of the Newbuild Facility include:

•                  Tenor of up to 12 years with an amortisation profile of 18 years from vessel delivery;

•                  Attractive weighted-average margin;

•                  Financial and non-financial covenants aligned with recent GasLog Warsaw facility;

•              High levels of interest from GasLog’s existing bank group and new institutions (final commitments two times oversubscribed); and

•                  Backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who are either directly lending or providing cover for over 60% of the facility.

GasLog also announces that it has amended the covenants on its existing bank facilities to align them with the terms of the Newbuild Facility and the recently concluded GasLog Warsaw facility, resulting in significant improvements to the financial and non-financial covenants across all bank debt at both GasLog and GasLog Partners LP.

In addition, GasLog has called the remaining NOK 434 million (c. $50 million) of its 2021 NOK Bond. The bond call will be settled in January 2020 with proceeds from its 2024 NOK 900 million bond issued November 2019, the covenants of which are aligned with its bank facilities.

Along with the announcement of the Newbuild Facility and the favourable changes to our financing arrangements, GasLog announces the payment of a Special Dividend of $0.38 per common share payable on December 31, 2019 to shareholders of record on December 24, 2019. This underscores GasLog’s anticipation of a continuing strong macro environment for LNG shipping in 2020. During 2019 and including this special dividend, GasLog will have distributed dividends totalling $0.98 to its shareholders. GasLog will continue to focus on driving shareholder value during 2020 and will evaluate further opportunities for additional rewards to shareholders.

Contacts:

Philip Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (12 on the water and seven on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui Co. Ltd. and leased back by GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners LP. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

Notes for Editors

Citibank N.A (“Citi”) and DNB (UK) LTD. (“DNB”) acted as Global Co-Coordinators, Bookrunners and Mandated Lead Arrangers (“MLAs”) for the Newbuild Facility. Citi has also acted as ECA Agent and ECA Coordinator and DNB as Agent and Security Agent. The other lead arrangers in the lending syndicate are Skandinaviska Enskilda Banken AB (publ), Bank of America National Association, BNP Paribas, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, Standard Chartered Bank and The Korea Development Bank.